                                                                 EXHIBIT 7.7
                              EMPLOYMENT AGREEMENT

         THIS AGREEMENT is entered into as of the 30th day of June, 1998, by and between Peter W. Nauert ("Nauert") and Central Reserve Life Corporation, an Ohio corporation (the "Company").

         WHEREAS, Nauert possesses valuable skills, expertise and abilities in the life, accident and health insurance business; and

         WHEREAS, the Company wishes to secure the services of Nauert as the Chief Executive Officer of the Company for a three year term, and Nauert is willing to serve in such capacity, all upon the terms and conditions hereinafter set forth.

         NOW THEREFORE, in consideration of the covenants set forth herein, the parties hereto agree as follows:

         1. EMPLOYMENT. The Company hereby retains and engages Nauert as its Chief Executive Officer commencing on July 1, 1998 (the "Commencement Date") and, unless sooner terminated as hereinafter provided, ending on the third anniversary of the Commencement Date (the "Term"). Nauert hereby agrees to render such services to die Company upon the terms and conditions set forth in this Agreement. Nauert shall devote such business time to the business and affairs of the Company as is reasonably necessary to the discharge of his duties as Chief Executive Officer. Nauert will otherwise be free to pursue active management of his personal investment portfolio. In the event there shall become available to Nauert during the Term, directly or indirectly, through an affiliate or otherwise, any business opportunity (whether in the form of a transaction or otherwise) reasonably related to the business of the Company or any of its subsidiaries, Nauert shall cause such opportunity to be presented to the Company for its consideration and pursuit; provided, that Nauert shall be free to pursue such opportunity, directly or indirectly, through an affiliate or otherwise, if the Company declines to pursue such opportunity and Nauert obtains the prior written consent of the Company, as authorized by its board of directors (provided such consent is not unreasonably withheld or delayed).

         2.   COMPENSATION.

                  (a) STOCK AWARD. In lieu of any annual compensation and as an inducement for Nauert to remain employed by the Company through the third anniversary of the Commencement Date, the Company shall pay Nauert a stock award (the "Stock Award") payable in shares of common stock of the Company (the "Common Stock"), together with a cash payment equal to the taxes payable on the Stock Award, as set forth in this Paragraph 2(a). If Nauert is employed by the Company. on the third anniversary of the Commencement Date, Nauert shall receive at such time a number of shares of Common Stock equal to: (i) $1,000,000, divided by the closing price of the Common Stock on the closing date of the Amended and Restated Stock Purchase Agreement, dated as of March 30, 1998, by and among Insurance Partners, L.P., Insurance Partners Offshore Bermuda L.P., Strategic Acquisition Partners, LLC and the Company, plus (ii) $1,000,000 divided by the



                             Page 114 of 136 Pages
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average closing price of the Common Stock for the period from the first anniversary of the Commencement Date through the second anniversary of the Commencement Date, plus (iii) $1,000,000, divided by the average closing price of the Common Stock for the period from the second anniversary of the Commencement Date through the third anniversary of the Commencement Date. The number of shares of Common Stock granted pursuant to the Stock Award shall be adjusted to account for stock splits, stock dividends or other reclassifications of the Common Stock following the Commencement Date. Nauert shall also receive a cash payment equal to the amount of taxes payable on the. Stock Award prior to the time such taxes become due. The Stock Award shall be structured to avoid current taxation, however, in the event taxes are payable on the Stock Award prior to receipt by Nauert, the Company shall pay Nauert the amount of taxes payable on the Stock Award prior to the time such taxes become due. All Common Stock paid to Nauert pursuant to this Paragraph 2(a) shall be fully vested immediately upon issuance. Nauert shall forfeit all Tights to the Stock Award if his employment with the Company is terminated for any reason other than a Severenceable Event (as hereinafter defined). A "Severenceable Event" shall mean any of the following: (i) termination by the Company for any reason other than for Cause, (ii) termination upon a Change of Control, (iii) termination by Nauert for Good Reason, or (iv) termination due to the death or total or partial disability of Nauert.

                  (b) STOCK OPTIONS. As an inducement to Nauert to enter into this Agreement, the Company will grant to Nauert on the Commencement Date, options to purchase an aggregate of 500,000 shares of Common Stock (the "Options"). The exercise price of the Options shall be as follows:

                       Number of Options                  Exercise Price
                       -----------------                  --------------

                            100,000                            $6.50
                            100,000                            $7.50
                            100,000                            $8.50
                            100,000                            $9.50
                            100,000                            $10.50

Thirty percent (30%) of the Options will vest immediately upon issuance. The remainder of the Options shall vest as follows: (i) twenty percent (20%) shall vest on the first anniversary of the Commencement Date. (ii) twenty percent (20%) shall vest on the second anniversary of the Commencement Date, and (iii) thirty percent (30%) shall vest on the third anniversary of the Commencement Date. The vesting of all Options shall occur pro rata among the various exercise price levels. All unvested Options shall vest immediately upon the occurrence of a Severenceable Event. Nauert shall forfeit all unvested Options if his employment with the Company is terminated for any reason other than a Severenceable Event. The Options shall have the same antidilution protections as contained in the warrants issued to Nauert in connection with his equity investment in the Company.





                             Page 115 of 136 Pages

                  (c) INCENTIVE PAY. Nauert shall receive, with respect to each year of employment, an amount equal to five percent (5%) of the amount by which the Company's pretax income for such year exceeds the base case for each year of employment as set forth on Exhibit A hereto.

                  (d) OTHER COMPENSATION. Nauert may also receive such cash bonuses or such other incentive compensation as the Board of Directors of the Company may approve from time to time in its sole discretion.

                  (e) ASSIGNMENT BY NAUERT. Notwithstanding anything herein to the contrary, Nauert may assign up to 25% of his right to receive payments pursuant to this Paragraph 2 to a third party.

         3. BENEFITS. Company agrees to provide Nauert with such assistance and work accommodations as are suitable to the character of his position and necessary for the performance of his duties. The Company will maintain an appropriate executive office and staff in reasonable proximity to Nauert's principal residence. Nauert shall be entitled to participate in any employee benefit plans and insurance programs currently offered by the Company, or which it may adopt from time to time, for its executive management or supervisory personnel generally, in accordance with the eligibility requirements for participation therein.

         4. EXPENSES. The Company will pay or reimburse Nauert for all reasonable business expenses incurred by Nauert in the performance of his duties, including all costs relating to travel between Nauert's office and the Company's offices in Cleveland, Ohio.

         5. DEATH. Nauert's employment by the Company will terminate immediately upon his death; provided that in the event of Nauert's death during the Term, Nauert's estate shall be entitled to receive the payment described in the last sentence of Section 7(b).

         6. DISABILITY. If Nauert becomes totally or partially disabled during the Term, the Company shall continue to pay to Nauert, as long as such disability continues during the Term, the level of compensation payable to Nauert at the date his disability is determined, reduced dollar-for-dollar to the extent of any disability insurance payments paid to Nauert through insurance programs, the premiums for which were paid by the Company or its subsidiaries. For purposes of this Agreement the term. "total disability" shall mean Nauert's inability due to illness, accident or other physical or mental incapacity to engage in the full time performance of his duties under this Agreement as reasonably determined by the Board of Directors of the Company based on such evidence as such Board shall deem appropriate. For purposes of this Agreement, "partial disability" shall mean Nauert's disability due to illness, accident or other physical or mental incapacity to engage in only the partial performance of his duties under this Agreement, as reasonably determined by the Board of Directors of the Company based on such evidence as such Board shall deem appropriate.





                             Page 116 of 136 Pages

         7.       TERMINATION.

                  (a) FOR CAUSE. The Company shall have the right to terminate Nauert's employment hereunder at any time during the Term for Cause. For purposes of this Agreement "Cause" shall be limited to (i) Nauert's conviction of a felony or (ii) the continued willful malfeasance by Nauert of his duties under this Agreement following repeated written requests by the Company to perform in accordance with the terms hereof Notwithstanding anything herein to the contrary, Nauert's inability to perform the duties of his position due to his death or his total or partial disability shall not be deemed to constitute Cause.

                  If in the opinion of the Board of Directors of the Company, Nauert's employment shall become subject to termination for Cause, the Board of Directors shall give Nauert written notice to that effect which notice shall describe the matter or matters constituting such Cause. If, within thirty (30) days of receipt of such notice, Nauert has not substantially eliminated or cured each such matter or matters, then the Company shall have the right to give Nauert notice of the termination of his employment. Nauert's employment hereunder shall be considered terminated for Cause as of the date specified in such notice of termination unless and until there is a final determination by a court of competent jurisdiction that the cause of termination of Nauert's employment did not exist at the time of giving said notice of termination. Upon termination of Nauert's employment for Cause, this Agreement shall terminate without further obligations to Nauert other than the Company's obligation (i) to pay to Nauert within thirty (30) days after the date of termination that portion of Nauert's aggregate compensation that is accrued through the date of termination to the extent not theretofore paid and (ii) to pay or provide to pay, to Nauert on a timely basis any other amounts or benefits required to be paid or provided or which Nauert is eligible to receive under any plan, program, policy, practice, contract or agreement of the Company to the extent not theretofore paid or provided.


                  (b) WITHOUT CAUSE. The Company shall have the right to terminate Nauert's employment hereunder without Cause at any time during the Term. If the Board of Directors determines to terminate Nauert's employment without Cause, the Company shall give notice of such termination to Nauert and Nauert's employment hereunder shall be considered terminated without Cause as of the date specified in such notice of termination. Upon termination of Nauert's employment without Cause, Nauert shall be paid the following on the date of termination (except as otherwise noted): (i) that portion of Nauert's aggregate compensation that is accrued through the date of termination to the extent not theretofore paid, (ii) any a-mounts or benefits required to be paid or provided to which Nauert is eligible to receive under any plan, program, policy, practice, contract or agreement of the Company to the extent not theretofore paid or provided, (iii) all stock awards and cash payments that would have been payable to Nauert pursuant to Paragraph 2(a) had Nauert remained employed by the Company through the third anniversary of the Commencement Date, and (iv) any incentive pay that would have been payable to Nauert pursuant to Paragraph 2(c) during the remainder of the year of the Term in which Nauert's employment is terminated, the payment of which shall occur following termination when the amount of such incentive pay may be determined.




                             Page 117 of 136 Pages

                  (c) BY NAUERT. Nauert may terminate his employment hereunder at any time by retirement or resignation, upon notice to the Company. Upon such termination by Nauert, no compensation for any period after the date of such termination shall be payable to Nauert; provided, that if such termination by Nauert is for Good Reason (as hereafter defined) then Nauert shall be entitled to the payments described in clauses (i), (ii), and (iii) of the last sentence of Paragraph 7(b). "Good Reason" shall mean any of the following:

                           (i) if at any time the Board of Directors of the
Company does not approve a material course of action recommended by Nauert as Chief Executive Officer or approves a material course of action not recommended by Nauert as Chief Executive Officer;

                           (ii) a change in Nauert's status as Chief Executive
Officer of the Company, the assignment to Nauert of any duties or responsibilities which are inconsistent with Nauert's status as Chief Executive Officer of the Company, or a reduction in the duties and responsibilities to be exercised by Nauert as Chief Executive Officer of the Company;

                           (iii) any action by the Company that renders Nauert
unable to effectively discharge his duties and responsibilities as Chief Executive Officer of the Company; or

                           (iv) a failure by the Company to continue in effect,
without material change, any benefit or incentive plan or arrangement in which Nauert and all other executive officers of the Company participate, or the taking of any action by the Company that would materially and adversely affect Nauert's participation in, or materially reduce Nauert's benefits under, any such plan or arrangement.

                  (d) CHANGE OF CONTROL. This agreement shall terminate automatically upon a Change of Control. Upon such termination, Nauert shall be entitled to the payments described in the last sentence of Paragraph 7(b). "Change of Control" shall mean the occurrence of any of the following events:

                           (i) any person (as that term is defined in Section
13(d) of the Securities Exchange Act of 1934, as amended) shall become the "beneficial owner" of securities of the Company representing the greater of (x) thirty-three percent (33%) of the combined voting power of the Company's then outstanding voting securities on a fully diluted basis or (y) the largest percentage shareholder of the Company's then outstanding voting securities on a fully diluted basis;

                           (ii) any consolidation or merger to which the Company
is a party, if following such consolidation or merger, the stockholders of the Company immediately prior to such consolidation or merger shall not beneficially own securities representing at least fifty-one percent (51%) of the combined voting power of the outstanding voting securities on a fully diluted of the surviving or continuing corporation; or

                           (iii) any sale, lease, exchange or other transfer (in
one transaction or in a series of related transactions) of all, or substantially all, of the assets of the Company, other than. to an entity (or entities) of which the Company or the stockholders of the Company immediately prior




                             Page 118 of 136 Pages
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to such transaction beneficially own securities representing at least fifty-one percent (51%) of the combined voting power of the outstanding voting securities on a fully diluted basis.

         8. MINIMUM INVESTMENT. During the period commencing 180 days after the Commencement Date and extending through the remainder of the Term, Nauert shall retain, directly or indirectly, ownership of not less than 900,000 shares of Common Stock unless, and except to the extent, released from this obligation in writing by the Company. For purposes of this Agreement, "retain indirectly" shall mean and refer to any shares of Common Stock that would be considered to be owned by Nauert under Section 267(c) of the Internal Revenue Code of 1986, as amended (the "Code"), or the income of which would be taxable to Nauert, his spouse or his children, or to any trust of which Nauert would be deemed the owner under any of Sections 671 through 677, inclusive, of the Code.

         9. TAX GROSS-UP. If upon the occurrence of a Change of Control or the termination of Nauert's employment by Nauert for good reason, Nauert becomes subject to any federal, state or local income or employment tax that may be imposed on the Stock Awards contemplated by Paragraph 2(a) (the "Tax"), the Company shall pay to Nauert upon demand an additional amount (the "Gross-up Payment") (which shall include reimbursement for any penalties and interest that may accrue in respect of such Tax) such that the net amount retained by Nauert after reduction for any federal, state or local income or employment tax imposed on the Gross-Up Payment provided for by this Paragraph shall be equal to the amount of the Tax.

         For purposes of determining the amount of the Gross-up Payment, Nauert shall be deemed (i) to pay federal income taxes at the highest marginal rate of federal income taxation for the calendar year in which the Gross-up Payment is to be made; (ii) to pay any applicable state and local income taxes at the highest marginal rate of taxation for the calendar year in which the Gross-up Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes if paid in such year (determined without regard to limitations on deductions based upon the amount of Nauert's adjusted gross income); and (iii) to have otherwise allowable deductions for federal, state, and local income tax least equal to those disallowed because of the inclusion of the Gross-up Payment in Nauert's adjusted gross income.

         10.      COVENANTS.


                  (a) CONFIDENTIAL INFORMATION AND TRADE SECRETS. During Nauert's employment by the Company, Nauert will enjoy access to the Company's "confidential information" and "trade secrets." For purposes of this Agreement, "confidential information" shall mean information which is not publicly available including without limitation, information concerning customers, material sources, suppliers, financial projections, marketing plans and operation methods, Nauert's access to which derives solely from Nauert's employment with the Company. For purposes of this Agreement, "trade secrets" shall mean the Company's processes, methodologies and techniques known only to those employees of the Company who need to know such secrets in order to perform their duties an behalf of the Company. The Company takes numerous steps, including these




                             Page 119 of 136 Pages
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provisions, to protect the confidentiality of its confidential information and trade secrets, which it considers unique, valuable and special assets.

                  (b) RESTRICTED USE AND NON-DISCLOSURE. Nauert, recognizing the Company's significant investment of time, efforts and money in developing and preserving its confidential inflation, shall not, during his employment hereunder and for a two (2) year period after the end of Nauert's employment hereunder, use for his direct or indirect personal benefit any of the Company's confidential information or trade secrets. For a two (2) year period after the end of Nauert's employment hereunder, Nauert shall not disclose to any person any of the Company's confidential information or trade secrets.

                  (c) RETURN OF THE COMPANY'S PROPERTY. Upon termination of Nauert's employment with the Company, for whatever reason and in whatever manner, Nauert shall return to the Company all copies of all writings and records relating to the Company's business, confidential information or trade secrets that are in Nauert's possession of such time.

                  (d) NON-COMPETITION. During Nauert's employment hereunder, and in the event of (i) a termination of Nauert's employment by Nauert for Good Reason, or (ii) a termination of Nauert's employment by the Company without Cause, then for a period equal to the lesser of 12 months or the remainder of original term of the Agreement, Nauert shall not engage, directly or indirectly, whether as an owner, partner, employee, officer, director, agent, consultant or other-wise, in any location where the Company or any of its subsidiaries is engaged in business after the date hereof and prior to the termination of Nauert's employment, in a business the same or similar to, any business now, or at any time after the date hereof and prior to Nauert's termination, conducted by the Company or any of its subsidiaries; provided however, that the mere ownership of 5% or less of the stock of a company whose shares are traded on a national securities exchange or are quoted on the National Association of Securities Dealers Automated Quotation System shall not be deemed ownership which is prohibited hereunder; provided, further, that upon the occurrence of a Change of Control, the provisions of this Paragraph 10(d) shall no longer be of any force or effect.

                  (e) NON-SOLICITATION. In the event of (i) a termination of Nauert's employment by Nauert with Good Reason or (ii) a termination of Nauert's employment by the Company without Cause, then during the period equal to the lesser of twelve (12) months or the remainder of the original term of the Agreement, Nauert shall not, directly or indirectly, induce employees of the Company or any of its subsidiaries to leave such employment with the result that such employees would engage in business activities which are substantially similar or are closely related to the business activities such employee performed on behalf of the Company and which compete against the Company; provided that upon the occurrence of a Change of Control, the provisions of this Paragraph 10(e) shall no longer be of any force or effect.

                  (f) ENFORCEABILITY. The necessity of protection against the competition of Nauert and the nature and scope of such protection has been carefully considered by the parties hereto. The parties hereto agree and acknowledge that the duration, scope and geographic areas applicable to the non-competition covenant in this Section 9 are fair, reasonable and necessary, that adequate



                             Page 120 of 136 Pages
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compensation has been received by Nauert for such obligations, and that these obligations do not prevent Nauert from earning a livelihood. If, however for any reason any court determines that the restrictions in this Agreement arc not reasonable, that consideration is inadequate or that Nauert has been prevented from earning a livelihood, such restrictions shall be interpreted, modified or rewritten to include as much of the duration, scope and geographic area identified in this Section 9 as well render such restrictions valid and enforceable.

                  (g) EQUITABLE REMEDIES. Notwithstanding the provisions of Paragraph 11 hereof, in the event of a breach or threatened breach by Nauert of any of the covenants set forth in this Paragraph, the Company or any of its affiliates shall be entitled to seek in any court of proper jurisdiction all appropriate remedies, including without limitation injunctive relief and monetary damages.

                  (h) SURVIVAL. The covenants set forth in this Paragraph shall survive termination of this Agreement.

         11. ARBITRATION OF DISPUTES. Any controversy or claim, arising out of or relating to this Agreement or the breach thereof shall be settled by arbitration in the City of Chicago, Illinois, in accordance with the laws of the State of Illinois by three arbitrators, one of whom shall be appointed by the Company, one by Nauert and the third by the first two arbitrators. If the first two arbitrators, cannot agree on the appointment of a third arbitrator, then the third arbitrator shall be appointed by the Chief Judge of the United States District Court for the North District of Illinois, Eastern Division. The arbitration shall be conducted in accordance with the rules of the American Arbitration Association, except with respect to the selection of arbitrators which shall be as provided in this paragraph. Judgement upon the award rendered by the arbitrators may be entered in any court. having jurisdiction thereof. The Company shall pay the fees and expenses of such arbitrator and the other costs of arbitration. In addition, the Company shall pay (or Nauert shall be entitled to recover from the Company, as the case may be) his reasonable attorneys' fees and costs and expenses in connection with the successful enforcement of any of his rights hereunder.

         12. NOTICES. Any notice required or permitted pursuant to this Agreement shall be deemed to have been properly given if in writing and when delivered personally or by a national overnight courier service or five business days after being sent by United States mail, certified or registered, postage prepaid, addressed as follows:

                  If to the Company:

                           Central Reserve Life Corporation
                           17800 Royalton Road
                           Strongsville, Ohio 44136
                           Attention: Fred Lick





                             Page 121 of 136 Pages

                  If to Nauert:

                           Peter W. Nauert
                           1750 East Golf Road
                           Suite 210
                           Schaumburg, Illinois 60173

                  With a copy to:

                           McDermott Will & Emery
                           227 West Monroe Street
                           Chicago, Illinois 60606
                           Attention: Stanley H. Meadows, P.C.

or to such other place as either party may designate to the other by written notice in accordance with this Paragraph.

         13. NO WAIVER. No waiver of any breach of any of the terms or provisions of this Agreement shall be construed or held to be a waiver of any other breach, or waiver of, acquiesence in or consent to any further or succeeding breach thereof.

         14. ASSIGNMENT. This Agreement shall not be assignable by either party without the written consent of the other party. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

         15. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to its principles of conflicts of law.

         16. SEVERABILITY. If any provision of this Agreement is held for any reason to be invalid, it will not invalidate any other provisions of this Agreement which are in themselves valid, nor will it invalidate the provisions of any other agreement between the parties hereto. Rather, such invalid provision shall be construed so as to give it the maximum effect allowed by applicable law. Any other written agreement between the parties hereto shall be conclusively deemed to be an agreement independent of this Agreement.

         17. HEADINGS. Paragraph headings hereunder are for convenience only and shall not affect the meaning or interpretation of the provisions of this Agreement.

         18. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original without production of the others.

         19. ENTIRE AGREEMENT; AMENDMENT. This Agreement contains the entire agreement and understanding among the parties hereto relating to the subject matter hereof, and supersedes all




                             Page 122 of 136 Pages
previous written or oral negotiations commitments and writings with respect to the subject matter hereof. This Agreement may be amended only by a written instrument signed by each party hereto.


                             *           *            *




                             Page 123 of 136 Pages

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                              CENTRAL RESERVE LIFE CORPORATION


                                              By: /s/ Val Rajic
                                              --------------------------------
                                              Its:



                                              /s/ Peter W. Nauert
                                              --------------------------------
                                              Peter W. Nauert





                             Page 124 of 136 Pages

                                    EXHIBIT A

1998              $14,544,000

1999              $30,597,000

2000              $30,093,000







                             Page 125 of 136 Pages